Exhibit 10.35

November 28, 2016

Neil Salvage
11115 Rushmore Dr.
Charlotte, NC 28277

Dear Neil,

It is with great pleasure that I offer you a promotion to the position of President, LendingTree, Inc. (“LTI”). I am very excited about having you in this role. Your employer will continue to be LendingTree, LLC (“LTL” which is a wholly-owned subsidiary of LTI). References to “Company” in this letter agreement shall be interpreted to refer to LTI and/or LTL as applicable.

As President, you will continue to report directly to me, and you will continue to be based in the Company’s headquarters location in Charlotte, North Carolina. As you are a Section 16 Officer of the Company, this position change, related compensation and all related terms of employment require approval by the Board of Directors of the Company (the “Board” and such approval (which would include any required approvals by the Board’s Compensation Committee) is the “Board Approval”). It is our plan to seek that approval within a week or so and to make your new position effective at the time of such Board Approval.

Upon Board Approval, this letter agreement will provide the terms and conditions for your employment with the Company through January 1, 2019 (or your earlier termination of employment).

Highlights of your terms of employment are outlined below, each of which would become operative upon Board Approval:

Base Pay: You will receive an annual base salary of $410,000.00 ($15,769.23 bi-weekly), which can be modified solely in the discretion of the Board’s Compensation Committee. You will be paid on a bi-weekly basis.

Bonus: You are eligible to receive a target incentive bonus in an amount up to 100% of your base salary based on performance criteria approved by the Board’s Compensation Committee, beginning with the fiscal year that begins on January 1, 2017. Payouts can be greater than or less than target and are a function of individual and Company performance as well as management discretion and may not be awarded in each payment period. You must be actively employed by the Company on the date bonuses are paid in order to receive any payment for which you are eligible. All applicable withholdings and deductions will be made from salary and bonuses (and other compensation), such as 401(k) contributions (if any), Federal and State taxes, etc.

Equity: Your outstanding equity compensation awards shall continue to be governed by their applicable terms and conditions except as modified in this letter agreement. In connection with requesting the Board Approval, we will also request approval for a promotional equity compensation grant, the amount of which we will determine within the next several days. In addition, you will be considered for an equity compensation grant in February 2018.

Benefits: You will be eligible to participate in employee benefits that are available to similarly situated employees of the Company. The Company reserves the right to modify its compensation and benefits programs at any time (including paid time off and retirement benefits), but you will in any case remain eligible to participate in those benefits that are available to similarly situated employees of the Company. In the event of a conflict between a statement made in this letter agreement and the terms and conditions of the Company’s applicable policies and/or benefits plans, the actual text of the policy or plan will govern.

Paid Time Off: You will continue to be eligible to take reasonable amounts of time off with pay in accordance with Company policies and procedures.

Retirement: You will remain eligible to participate in the Company's Retirement Savings Plan (a 401(k) plan).

Severance: Your employment may be terminated by you or by the Company at any time. If your employment is terminated by the Company without Cause (as defined below) or if you resign your employment for Good Reason (as defined below), you will be eligible to receive the following severance benefits:

(a) an aggregate cash amount equal to your then-annual base salary (the “Cash Severance”); and
(b) the ability to exercise your then-vested Company stock options until the earlier of (1) the second anniversary of your termination of employment or (2) the applicable time of expiration of each stock option as specified in the stock option agreement or underlying equity compensation plan (the extension of exercisability of your stock options together with the Cash Severance are the “Severance Benefits”).

As a condition to receiving any Severance Benefits, you must execute (and not revoke) a waiver and general release of claims agreement in favor of the Company within forty-five (45) days following the effective date of termination of your employment or else your eligibility to receive the Severance Benefits shall immediately become null and void. If such agreement becomes effective by its own terms within not more than 55 days after your termination of employment, then the first Cash Severance installment (in an amount equal to two months of your annual base salary) will be paid to you on the 60th day after termination of your employment and, for the ten months thereafter, you will receive pro-rata installments of the Cash Severance in accordance with the Company’s regularly scheduled pay dates for its employees. It is intended that any amounts payable hereunder shall comply with or be exempt from Section 409A of the Internal Revenue Code of 1986 (“Section 409A”) (including under Treasury Regulation §§ 1.409A-1(b)(4) (“short-term deferrals”) and (b)(9) (“separation pay plans,” including the exceptions under subparagraph (iii) and subparagraph (v)(D)) and other applicable provisions of Treasury Regulation §§ 1.409A-1 through A-6).

Should you obtain other employment or are otherwise compensated for services during the one year period following your termination of employment, the Company’s obligation to make Cash Severance payments to you will be reduced dollar for dollar by any such other compensation you receive. You agree to inform the Company in writing promptly of your employment status and any compensation paid to or be paid to you or on your behalf.

“Cause” will include fraud, dishonesty, theft, embezzlement, misconduct by you that is injurious to the Company or any of its affiliates, conviction of, or entry of a plea of guilty or nolo contendere to, a crime that constitutes a felony or other crime involving moral turpitude, competition with the Company or any of its affiliates, unauthorized use of any trade secrets of the Company or any of its affiliates or Company confidential information, a violation of any policy, code or standard of ethics generally applicable to employees of the Company, your material breach of fiduciary duties owed to the Company, your excessive and unexcused absenteeism unrelated to a disability, or, following written notice and a reasonable opportunity to cure, gross neglect by you of the duties assigned to you. Upon termination of your employment for Cause: (i) no further base salary will be paid to you after the date of termination and no annual bonus will be paid to you after the date of termination, (ii) you will forfeit any earned but unpaid annual bonus relating to a previously completed performance year, and (iii) you will not be eligible to receive any annual bonus relating to the performance year in which your employment terminates.

“Good Reason” is defined as the occurrence of any of the following actions taken by the Company without your written consent: (i) a material adverse change in the office to which you report as you assume this role, excluding any change that is an isolated and inadvertent action not taken in bad faith and that is remedied by the Company after you notify us or that occurs due to internal restructuring, realignment or the resignation, promotion, demotion or a reorganization of managers within the Company; (ii) material reduction in your annual base salary; or (iii) relocation of your principal place of business more than 50 miles from the Charlotte, North Carolina metropolitan area. In order to resign your employment for Good Reason, you must notify the Company in writing within fifteen (15) days of the initial existence of any event falling under the foregoing clauses (i) through (iii) and such notice shall describe in detail the facts and circumstances explaining why you believe a Good Reason event has occurred. The Company shall then have sixty (60) days following its receipt of such notice to cure or remedy such alleged Good Reason event such that Good Reason will not be deemed to exist for such event. If the event remains uncured or is not remedied by the Company within such sixty (60) day period and if your employment has not otherwise been terminated, then a termination of your employment for Good Reason shall automatically occur on the first business day following the end of such sixty (60) day cure/remedy period.

Change in Control: You will receive benefits described in a change in control letter issued by the Company to certain executives of the Company, as the same may be revised from time to time (the “CIC Letter”). In the event the conditions for you to receive severance benefits under the CIC Letter occur (disregarding the contingencies relating to a general release of claims in favor of the Company and restrictive covenants to be included therein), you will be entitled to receive the severance benefits described in the CIC Letter (subject to the contingencies stated therein), and the preceding section of this letter agreement describing severance benefits will not apply. The prohibitions on Competing Activity (as defined below) and solicitations of customers and employees discussed below will continue to apply notwithstanding any lesser restrictions set forth in the CIC Letter.

Section 409A: For purposes of Section 409A, each of the payments that may be made under this letter agreement shall be deemed to be a separate payment. You and the Company agree to negotiate in good faith to make amendments to this letter, as the parties mutually agree are necessary or desirable to avoid the imposition of taxes, penalties or interest under Section 409A. Neither you nor the Company shall have the right to accelerate or defer the delivery of any such payments or benefits except (i) where payment may be made within a certain period of time, the timing of payment within such period will be in the sole discretion of the Company, and (ii) to the extent specifically permitted or required by Section 409A. To the extent any nonqualified deferred compensation payment to you could be paid in one or more of your taxable years depending upon you completing certain employment-related actions, then any such payments will commence or occur in the later taxable year to the extent required by Section 409A. With respect to the time of payments of any amounts under the letter that are “deferred compensation” subject to Section 409A, references in this letter to “termination of employment” (and substantially similar phrases) shall mean “separation from service” within the meaning of Section 409A. Notwithstanding anything in this letter to the contrary, if you are considered a “specified employee” under Section 409A upon your separation from service and if payment of any amounts on account of your separation from service under this letter is required to be delayed for a period of six months after separation from service in order to avoid taxation under Section 409A, payment of such amounts shall be delayed as required by Section 409A, and the accumulated amounts shall be paid in a lump sum payment, without interest, within five business days after the end of the six-month delay period. If you die during the six month delay period prior to the payment of benefits, the amounts withheld on account of Section 409A shall be paid to the personal representative of your estate within 60 days after the date of your death. While it is intended that all payments and benefits provided to you under this letter or otherwise will be exempt from or comply with Section 409A, the Company makes no representation or covenant to ensure that such payments and benefits are exempt from or compliant with Section 409A. The Company will have no liability to you or any other party if a payment or benefit under this letter or otherwise is challenged by any taxing authority or is ultimately determined not to be so exempt or compliant. You further understand and agree that you will be entirely responsible for any and all taxes imposed on you as a result of this letter.

The Company is an at-will employer, and subject to the terms of this letter agreement, it reserves the right to change the terms and conditions of employment, including but not limited to termination, demotion, promotion, transfer, compensation, benefits, duties and location of work. All employment with the Company is at-will and either you or the Company may conclude the employment relationship at any time, with or without cause or advance notice (except as otherwise provided in this letter agreement).

This “at-will” paragraph contains the entire agreement between you and the Company regarding the right and ability of either you or the Company to terminate your employment. This “at-will” employment relationship can only be modified in a written agreement which has been executed by the Company’s Chief Executive Officer.

By signing this letter agreement, you agree and acknowledge that you will not, while employed by the Company and for two years thereafter:

a.	Engage in any Competitive Activity (as defined below) within the Prohibited Territory (as defined below); or assist anyone else in engaging in Competitive Activity within the Prohibited Territory.

i.
“Competitive Activity” means competing against the Company by performing the same or substantially similar work as you performed on behalf of the Company at any time during the last twelve (12) months of employment with the Company in a Prohibited Territory for an entity engaged in the Business (as defined below). Notwithstanding the preceding, owning the stock or options to acquire stock totaling less than 5% of the outstanding shares in a public company shall not constitute, by itself, Competitive Activity.

ii.
“Business” means: (a) a business of marketing, selling, and/or providing services related to internet-based loan brokerage or online lead generation for financial services products and/or home services products; and (b) the business engaged in by the Company as of your last day of employment with the Company.

iii.
“Prohibited Territory” means: a) each city and county (or equivalent local unit of government) where you assisted the Company to engage in the Business at any time during the last (12) months of your employment with the Company; and b) any territory assigned to you by the Company at any time during the last twelve (12) months of your employment with the Company.

b.	Solicit customers with whom you have business dealings as part of your work for the Company to be customers of products or services that are competitive with the products or services of the Company.

c.	Solicit or attempt to persuade other Company employees to leave the Company.

The above restrictions are intended to protect important legitimate business interests of the Company and are not meant to prevent you from obtaining future work or earning a living. You understand that if you do not adhere to these restrictions, the Company will have the right to seek enforcement and remedy.

If you choose to accept the terms of this offer, please sign below and return to Claudette Parham, the Company’s Chief People Officer. This letter agreement constitutes the entire agreement of the parties with respect to the subject matter and, upon Board Approval, supersedes any and all prior agreements whether written or oral including without limitation your previous employment letter agreements with the Company, dated August 2, 2013 and January 15, 2015.

Again, I am excited to continue our working relationship with you in this key role.

Sincerely,

/s/ Douglas Lebda
Douglas Lebda
Chairman & Chief Executive Officer

Agreed and Accepted:

/s/ Neil Salvage                        November 29, 2016
Neil Salvage                            Date